Exhibit 12
Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Six Months
	Ended	Years Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$80,137	$352,031	$218,289	$339,347	$254,194	$229,940
Distributions greater than equity in earnings of affiliates	—	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	—	—	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	22,847	40,041	33,531	36,646	14,608	505
Interest portion of rentals *	2,405	7,728	7,473	2,842	2,380	2,610
Earnings before provision for taxes and fixed charges	105,389	399,800	259,293	378,835	271,182	233,055
Interest and expense on indebtedness, excluding capitalized interest	$22,847	$40,041	$33,531	$36,646	$14,608	$505
Capitalized interest	(1,705)	(337)	—	—	—	—
Interest portion of rentals*	2,405	7,728	7,473	2,842	2,380	2,610

Total fixed charges	23,547	47,432	41,004	39,488	16,988	3,115
Ratio of earnings to fixed charges	4.5	8.4	6.3	9.6	16.0	74.8

*    Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.